

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 13, 2008

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

> **Re: Can Cal Resources Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 9, 2007**
> **Response Letter Filed February 11, 2008**
> **File No. 0-26669**

Dear Mr. Sloan

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   The response letter you submitted on EDGAR which was received on February 11, 2008 is dated November 29, 2007. Please correct the date to coincide with your February 11, 2008 submission and re-submit the response. Please ensure that all future correspondence is properly dated and signed by an appropriate officer of the company and simultaneously filed on EDGAR.

Note 4- Changes in Securities

2.   We have read your response to prior comment 1, in which you indicate you relied on SFAS 153, which amends APB No. 29, to determine the fair value of the rights to lease certain parcels of land for mining purposes received in exchange for your common shares. However, according to paragraph 4.c. of APB No. 29, as

amended by SFAS 153, this guidance does not apply to transactions involving the acquisition of nonmonetary assets or services on issuance of the capital stock of an enterprise.

Given that you have listed shares, where a quoted market price is available, the transaction should be based on the value of the shares of the Company to comply with paragraph 7 SFAS 123(R). We believe it will be necessary for you to amend your financial statements and related disclosures in the last paragraph under this heading to comply with this guidance.

Additionally, as the initial value of your intangible asset will be increased by your adjustment, please assess and calculate any additional depreciation or amortization charges, and determine whether any impairment to the asset value has occurred. Advise us of the results of your efforts in this regard.

Note 8- Controls and Procedures

3.	Given the changes necessary to correct your accounting for the 1,000,000 shares of common stock, you may wish to reconsider your disclosure relating to this transaction under this heading and revise as necessary.

Engineering Comments

4.	We have read your response to prior comment 2, indicating you will provide more disclosure in regards to your sample results along with other changes. To ensure a complete understanding on our part, please submit the disclosures you have prepared to address the sample issues, also covering all other changes you intend to make.

5.	We note your response to prior comment 3 stating that you will provide additional disclosure regarding your mineral rights, claim status and surface areas, all obligations and future expenditures related to these claims, and your future exploration plans. Please provide the disclosures you believe will address these issues along with your reply.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Ronald D. Sloan
Can Cal Resources Ltd.
March 13, 2008
Page 3

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Don Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief